Exhibit 99.1

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, possessions or the District of Columbia (the “United States”), or to or for the account or benefit of a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available.

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

TERM SHEET

TITAN MEDICAL INC.
TERMS OF THE OFFERING
JANUARY 5, 2021

Unless otherwise indicated, all amounts in US dollars ($)

Issuer:	Titan Medical Inc. (the “Company”).

Offering:	6,451,613 units of the Company (the “Units”) for aggregate gross proceeds of $10,000,000 (which amount does not include the exercise of the Over-Allotment Option) (the “Offering”).

Issue Price:	$1.55 per Unit (the “Issue Price”).

Offered Securities:
Each Unit consists of one common share of the Company (a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share for a period of 60 months following the closing of the Offering at an exercise price of $2.00 per share.

Form of Offering:
Bought deal by way of short form prospectus pursuant to NI 44-101 in each of the provinces British Columbia, Alberta, and Ontario (collectively, the “Offering Jurisdictions”), by way of private placement in the United States, or to or for the account or benefit of U.S. Persons, solely pursuant to an exemption from the registration requirements of the U.S. Securities Act, and applicable state securities laws, and in such other jurisdictions outside of Canada and the United States as are agreed to by the Company and the Underwriters provided that sales into such jurisdictions will not give rise to any registration or continuous disclosure obligations in such jurisdictions.

Over-Allotment Option:
The Company has granted the Underwriters an Over-Allotment Option, exercisable at any time and from time to time for a period of 30 days following closing, to purchase at the Issue Price up to such number of additional Units as is equal to 15% of the number of Units sold pursuant to the Offering.

Listing:
The Company shall use best efforts to obtain the necessary approvals to list the Common Shares comprising of the Units (including any additional Units), Common Shares underlying the Warrants (including any additional Warrants) and Common Shares underlying the Broker Warrants on the Toronto Stock Exchange, which listing shall be conditionally approved prior to the Closing Date subject only to customary post-closing listing conditions.

Standstill:
The Company has agreed that for a period of 90 days after the Closing Date, it will not, without the written consent of Bloom Burton, on behalf of the Underwriters, issue, any shares or any securities convertible into or exchangeable for shares of the Company except (i) in connection with the exchange, conversion or exercise of existing outstanding securities or existing commitments to issue securities,  (ii) in connection with an arm’s length acquisition, or (iii) pursuant to the grant of stock options or other compensation securities exercisable or convertible into shares of the Company pursuant to any long term incentive plan.

Lock-Up:
The Company’s executive officers and directors will also agree, prior to Closing, not to sell any common shares or securities exchangeable or convertible into common shares of the Company for a period of 90 days following the Closing Date without Bloom Burton’s, on behalf of the Underwriters, prior written consent, such consent not to be unreasonably withheld.

Eligibility:
The Common Shares and Warrants comprising the Units (including additional Common Shares and additional Warrants that are issued upon the exercise of the Over-Allotment Option) will be qualified investments under the Income Tax Act (Canada) for RRSPs, RESPs, RRIFs, RDSPs, DPSPs, and TFSAs.

Use of Proceeds:	The net proceeds of the Offering will be used to fund the development of the Company’s robotic surgical technologies and general working capital.

Commission:
7.0% cash fee plus that number of broker warrants equal to 7.0% of the Units sold under the Offering (including Units sold pursuant to the exercise of the Over-Allotment Option), each entitling the holder to acquire one Common Share at US$1.9375 for a period of 24 months after the Closing Date.

Closing Date:	On or about January 29, 2021 (the “Closing Date”) or such other date as the Lead Underwriter and the Company may agree.

Underwriter:	Bloom Burton Securities Inc.